Exhibit 3.4

Document by Office of Leading Group for Pilot Implementation
of Jiangsu Province Rural Microcredit Organizations

SJRBF [2008] No. 34

Approval Letter on Agreement to the Opening of Wujiang Luxiang
Rural Microcredit Co., Ltd

To the People’s Government of Suzhou:

With regard to the Instruction Request for the Opening of Wujiang Luxiang Rural Microcredit Co., Ltd. (SFB [2008] No. 185) in your city, it’s hereby to grant the following approval after the research by the office of leading group for pilot implementation of provincial rural microcredit organizations:

I. It’s to grant the seal of approval for the opening of Wujiang Luxiang Rural Microcredit Co., Ltd.

II. Please abide by the requirements of the Opinions of the Provincial Government General Office on Conducting the Pilot Implementation of Rural Microcredit Organizations (Interim) (SZBF [2007] No. 142, hereinafter referred to as the Guiding Opinions), and accomplish the following work:

1. Successful bidders for the rural microcredit companies shall bear this approval letter and proceed to local administration for industry and commerce for going through procedures for registration in accordance with the requirements of the Notice on the Registration of Trial Implementation of Rural Microcredit Organizations (SGSZ [2008] No. 106); the provisional period of validity for the application of business license is 3 years.

2. The leading groups for pilot implementation in Suzhou and Wujiang shall urge the rural microcredit companies to submit the business status reports to the provincial financial office (the provincial financial office is in charge of the printing and distribution) on a monthly basis, submit such financial materials as balance sheet, profit and loss statement, bank statement etc. on a quarterly basis, and submit the work summary on a yearly basis.

3. The leading groups for pilot implementation in Suzhou and Wujiang shall conscientiously carry out the responsibility for supervision management and risk control for the rural microcredit companies as per the related regulations of the Guiding Opinions. Key matters concerning the change of organization such as change of shareholders, adjustment of registered capital, and relocation of business place shall be submitted to the provincial financial office for approval, and major risks and cases of violation shall be promptly submitted to the provincial leading group for pilot implementation of rural microcredit organizations. The provincial financial office is in charge of conducting annual audit for the business conditions of rural microcredit organizations at the various places under its authority.

III. Please contact the provincial financial office promptly should any matters occur during the operations period.

Office of Leading Group for Pilot Implementation of Jiangsu Province Rural Microcredit Organizations

 (seal by the Financial Office of the People’s Government of Jiangsu Province)

24th Sept. 2008

Keywords: Finance, rural areas, credit, examination and approval

Cc: Standing vice governor Zhao Kezhi, vice secretary general Wang Quan, farmer-rural areas-agriculture work office of the provincial Party committee, provincial financial bureau, agriculture and forestry bureau, administration for industry and commerce, National Tax Bureau, Local Tax Bureau, Financial Office, Nanjing branch of People’s Bank of China, Jiangsu Banking Regulatory Bureau.

Financial Office of the People’s Government of Jiangsu Province

Printed and distributed on 24th Sept. 2008